UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 6, 2021

Commission File Number: 001-40016

BESPOKE CAPITAL ACQUISITION CORP.

(Exact Name of registrant as specified in its charter)

3rd Floor

115 Park Street

London, W1K 7AP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit	Title
99.1	Final Non-Offering Prospectus

99.2	Notice of Optional Redemption dated May 6, 2021

99.3	Press Release dated May 6, 2021

99.4	Report of Voting Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BESPOKE CAPITAL ACQUISITION CORP. (Registrant)

May 6, 2021	By:	/s/ Mark Harms
Mark Harms
Chief Executive Officer